Exhibit 99.4

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2013 and 2012

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	June 30, 2013		December 31, 2012		June 30, 2012		January 1, 2012
ASSETS	Amount	%	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

CURRENT ASSETS
Cash and cash equivalents	$58,987,872	13	$30,938,472	7	$67,906,196	15	$26,407,196	6
Financial assets at fair value through profit or loss	944	—	2,994	—	39,805	—	45,750	—
Available-for-sale financial assets	2,667,257	1	2,250,260	—	2,287,124	1	2,498,712	—
Held-to-maturity financial assets	4,242,690	1	4,250,146	1	2,830,448	1	1,201,301	—
Hedging derivative assets	193	—	—	—	—	—	—	—
Trade notes and accounts receivable, net	23,655,430	5	24,354,817	5	24,952,656	5	22,396,071	5
Accounts receivable from related parties, net	51,438	—	43,937	—	65,009	—	34,064	—
Inventories	7,656,753	2	7,196,101	2	4,515,723	1	4,822,154	1
Prepayment	6,409,180	1	2,892,606	1	5,884,003	1	2,577,899	1
Other current monetary assets	8,974,135	2	24,449,195	6	9,287,294	2	43,050,748	10
Other current assets	3,734,357	1	4,474,595	1	3,959,833	1	3,039,836	1

Total current assets	116,380,249	26	100,853,123	23	121,728,091	27	106,073,731	24

NONCURRENT ASSETS
Available-for-sale financial assets	5,533,595	1	5,746,176	1	6,248,014	1	2,817,964	1
Held-to-maturity financial assets	10,207,126	2	11,796,144	3	12,886,157	3	13,494,891	3
Investments accounted for using equity method	2,129,677	1	2,191,836	—	2,477,579	—	2,519,741	—
Property, plant and equipment	296,563,757	65	297,342,349	68	293,681,039	64	295,031,831	67
Investment properties	7,780,608	2	7,788,898	2	7,790,526	2	9,060,081	2
Intangible assets	5,481,211	1	5,781,803	1	6,034,703	1	6,278,175	1
Deferred income tax assets	1,338,599	—	1,311,363	—	1,005,045	—	1,062,042	—
Prepayments	2,540,743	1	2,647,335	1	2,752,527	1	2,857,720	1
Other noncurrent assets	6,049,843	1	4,596,529	1	3,950,819	1	3,858,165	1

Total noncurrent assets	337,625,159	74	339,202,433	77	336,826,409	73	336,980,610	76

TOTAL	$454,005,408	100	$440,055,556	100	$458,554,500	100	$443,054,341	100

LIABILITIES AND STOCKHOLDERS’ EQUITY	June 30, 2013		December 31, 2012		June 30, 2012		January 1, 2012
	Amount	%	Amount	%	Amount	%	Amount	%
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

CURRENT LIABILITIES
Short-term loans	$194,865	—	$111,473	—	$31,068	—	$75,000	—
Financial liabilities at fair value through profit or loss	120	—	1,959	—	17,065	—	3,987	—
Hedging derivative liabilities	29,060	—	—	—	—	—	—	—
Trade notes and accounts payable	11,717,243	3	13,513,437	3	13,050,944	3	14,264,769	3
Payables to related parties	539,472	—	837,330	—	775,402	—	788,147	—
Current tax liabilities	6,016,118	1	7,139,382	2	5,988,073	1	8,043,530	2
Dividends payable	35,913,099	8	—	—	42,361,864	9	—	—
Other payables	27,875,023	6	26,101,780	6	21,881,760	5	26,302,261	6
Provisions	135,793	—	221,245	—	150,532	—	148,050	—
Advance receipts	11,044,132	3	11,135,074	3	11,898,287	3	12,070,409	3
Current portion of long-term loans	—	—	8,372	—	658,606	—	701,887	—
Other current liabilities	1,570,243	—	1,597,476	—	1,917,430	—	1,954,963	1

Total current liabilities	95,035,168	21	60,667,528	14	98,731,031	21	64,353,003	15

NONCURRENT LIABILITIES
Long-term loans	1,700,000	—	2,050,000	—	1,050,000	—	1,058,372	—
Deferred income taxes liabilities	104,407	—	102,396	—	112,317	—	115,068	—
Provisions	149,213	—	44,909	—	47,875	—	34,002	—
Customers’ deposits	4,811,041	1	4,911,010	1	4,910,713	1	5,013,981	1
Accrued pension liabilities	4,713,181	1	4,583,148	1	3,014,598	1	2,956,402	1
Deferred revenue	3,797,237	1	3,838,854	1	3,663,820	1	3,887,813	1
Other noncurrent liabilities	288,294	—	371,544	—	190,832	—	296,956	—

Total noncurrent liabilities	15,563,373	3	15,901,861	3	12,990,155	3	13,362,594	3

Total liabilities	110,598,541	24	76,569,389	17	111,721,186	24	77,715,597	18

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stock	77,574,465	17	77,574,465	18	77,574,465	17	77,574,465	17

Additional paid-in capital	163,291,843	36	168,877,280	38	168,875,478	37	168,872,387	38

Retained earnings
Legal reserve	74,819,380	16	70,828,983	16	70,828,983	15	66,122,145	15
Special reserve	2,675,894	1	2,675,894	1	2,675,894	1	2,675,894	1
Unappropriated earnings	20,850,748	5	39,036,204	9	22,349,206	5	45,888,588	10

Total retained earnings	98,346,022	22	112,541,081	26	95,854,083	21	114,686,627	26

Other adjustments	(102,998)	—	161,061	—	561,890	—	28,756	—

Total equity attributable to stockholders of the parent	339,109,332	75	359,153,887	82	342,865,916	75	361,162,235	81

NONCONTROLLING INTERESTS	4,297,535	1	4,332,280	1	3,967,398	1	4,176,509	1

Total stockholders’ equity	343,406,867	76	363,486,167	83	346,833,314	76	365,338,744	82

TOTAL	$454,005,408	100	$440,055,556	100	$458,554,500	100	$443,054,341	100

The accompanying note is an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2013		2012		2013		2012
	Amount (Unaudited)%		Amount (Unaudited)%		Amount (Unaudited)%		Amount (Unaudited)%

REVENUES	$55,837,956	100	$54,400,505	100	$112,454,949	100	$109,884,371	100

OPERATING COSTS	35,279,063	63	33,513,869	62	72,729,744	65	70,094,793	64

GROSS PROFIT	20,558,893	37	20,886,636	38	39,725,205	35	39,789,578	36

OPERATING EXPENSES
Marketing	5,962,818	11	4,269,906	8	11,951,982	11	9,827,116	9
General and administrative	1,011,692	2	1,017,812	2	2,059,983	2	2,024,257	2
Research and development	931,773	1	927,415	2	1,802,796	1	1,785,608	2

Total operating expenses	7,906,283	14	6,215,133	12	15,814,761	14	13,636,981	13

OTHER INCOME AND EXPENSE	(5,728)	—	(1,261,578)	(2)	(12,171)	—	(1,256,823)	(1)

INCOME FROM OPERATIONS	12,646,882	23	13,409,925	24	23,898,273	21	24,895,774	22

NON-OPERATING INCOME AND EXPENSES
Interest income	172,939	—	213,429	1	324,410	—	402,858	1
Other revenue	69,403	—	75,001	—	138,875	—	172,689	—
Other gains and losses	(42,464)	—	(37,699)	—	(48,711)	—	3,990	—
Finance costs	(6,373)	—	(5,181)	—	(14,347)	—	(10,826)	—
Share of the profit of associates and jointly controlled entities accounted for using the equity method	239,175	1	141,405	—	332,517	1	300,431	—

Total non-operating income and expenses	432,680	1	386,955	1	732,744	1	869,142	1

INCOME BEFORE INCOME TAX	13,079,562	24	13,796,880	25	24,631,017	22	25,764,916	23

INCOME TAX EXPENSE (BENEFIT)	(666,310)	(1)	(1,310,665)	(3)	2,164,267	2	1,606,389	1

NET INCOME	13,745,872	25	15,107,545	28	22,466,750	20	24,158,527	22

OTHER COMPREHENSIVE INCOME (LOSS), NET
Items that will not be reclassified to profit or loss:
Share of remeasurements of defined benefit pension plans of associates	—	—	—	—	(39,598)	—	—	—

Items that may be reclassified subsequently to profit or loss:
Unrealized gain (loss) on available-for-sale financial assets	(244,797)	(1)	436,906	1	(333,317)	—	552,538	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2013		2012		2013		2012
	Amount (Unaudited)%		Amount (Unaudited)%		Amount (Unaudited)%		Amount (Unaudited)%

Exchange differences arising from the translation of the foreign operations	$15,694	—	$17,051	—	$89,812	—	$(20,029)	—
Share of exchange differences arising from the translation of the foreign operations of associates	(8,260)	—	8,367	—	3,298	—	1,899	—
Income tax relating to each component of other comprehensive income	(379)	—	—	—	111	—	—	—

	(237,742)	(1)	462,324	1	(240,096)	—	534,408	—

Total other comprehensive income (loss), net	(237,742)	(1)	462,324	1	(279,694)	—	534,408	—

TOTAL COMPREHENSIVE INCOME	$13,508,130	24	$15,569,869	29	$22,187,056	20	$24,692,935	22

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$13,410,641	24	$14,832,106	27	$21,757,638	19	$23,529,320	21
Noncontrolling interests	335,231	1	275,439	1	709,112	1	629,207	1

	$13,745,872	25	$15,107,545	28	$22,466,750	20	$24,158,527	22

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$13,162,028	23	$15,288,719	28	$21,453,981	19	$24,062,454	22
Noncontrolling interests	346,102	1	281,150	1	733,075	1	630,481	—

	$13,508,130	24	$15,569,869	29	$22,187,056	20	$24,692,935	22

EARNINGS PER SHARE
Basic	$1.73		$1.91		$2.80		$3.03

Diluted	$1.72		$1.91		$2.80		$3.02

The accompanying note is an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Stockholders of the Parent
						Other Adjustments
	Common Stock	Additional Paid-in Capital	Retained Earnings			Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available- for-sale Financial Assets	Total Equity Attributable to Stockholders’ Equity		Total Stockholders’ Equity
			Legal Reserve	Special Reserve	Unappropriated Earnings				Noncontrolling Interests

BALANCE, JANUARY 1, 2012 (UNAUDITED)	$77,574,465	$168,872,387	$66,122,145	$2,675,894	$45,888,588	$(38,918)	$67,674	$361,162,235	$4,176,509	$365,338,744

Appropriation of 2011 earnings
Legal reserve (unaudited)	—	—	4,706,838	—	(4,706,838)	—	—	—	—	—
Cash dividends distributed by Chunghwa (unaudited)	—	—	—	—	(42,361,864)	—	—	(42,361,864)	—	(42,361,864)
Cash dividends distributed by subsidiaries (unaudited)	—	—	—	—	—	—	—	—	(887,457)	(887,457)

Net income for the six months ended June 30, 2012 (unaudited)	—	—	—	—	23,529,320	—	—	23,529,320	629,207	24,158,527

Other comprehensive income for the six months ended June 30, 2012 (unaudited)	—	—	—	—	—	(14,735)	547,869	533,134	1,274	534,408

Total comprehensive income for the six months ended June 30, 2012 (unaudited)	—	—	—	—	23,529,320	(14,735)	547,869	24,062,454	630,481	24,692,935

Share-based payment arrangements (unaudited)	—	3,091	—	—	—	—	—	3,091	—	3,091

Increase in noncontrolling interests (unaudited)	—	—	—	—	—	—	—	—	47,865	47,865

BALANCE, JUNE 30, 2012 (UNAUDITED)	$77,574,465	$168,875,478	$70,828,983	$2,675,894	$22,349,206	$(53,653)	$615,543	$342,865,916	$3,967,398	$346,833,314

BALANCE, JANUARY 1, 2013 (UNAUDITED)	$77,574,465	$168,877,280	$70,828,983	$2,675,894	$39,036,204	$(96,930)	$257,991	$359,153,887	$4,332,280	$363,486,167

Appropriation of 2012 earnings
Legal reserve (unaudited)	—	—	3,990,397	—	(3,990,397)	—	—	—	—	—
Cash dividends distributed by Chunghwa (unaudited)	—	—	—	—	(35,913,099)	—	—	(35,913,099)	—	(35,913,099)
Cash dividends distributed by subsidiaries (unaudited)	—	—	—	—	—	—	—	—	(810,789)	(810,789)

Other changes in capital surplus

Cash distributed from capital surplus (unaudited)	—	(5,589,240)	—	—	—	—	—	(5,589,240)	—	(5,589,240)

Net income for the six months ended June 30, 2013 (unaudited)	—	—	—	—	21,757,638	—	—	21,757,638	709,112	22,466,750

Other comprehensive income for the six months ended June 30, 2013 (unaudited)	—	—	—	—	(39,598)	67,687	(331,746)	(303,657)	23,963	(279,694)

Total comprehensive income for the six months ended June 30, 2013 (unaudited)	—	—	—	—	21,718,040	67,687	(331,746)	21,453,981	733,075	22,187,056

Share-based payment arrangements (unaudited)	—	3,803	—	—	—	—	—	3,803	16,950	20,753

Increase in noncontrolling interests (unaudited)	—	—	—	—	—	—	—	—	26,019	26,019

BALANCE, JUNE 30, 2013 (UNAUDITED)	$77,574,465	$163,291,843	$74,819,380	$2,675,894	$20,850,748	$(29,243)	$(73,755)	$339,109,332	$4,297,535	$343,406,867

The accompanying note is an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	For the Six Months Ended June 30
	2013 (Unaudited)	2012 (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$24,631,017	$25,764,916
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	15,360,856	15,526,023
Amortization	601,967	548,271
Provision for (reversal of) doubtful accounts	138,262	(1,493,851)
Interest expenses	14,347	10,826
Interest income	(324,410)	(402,858)
Dividend income	(34,451)	(5,374)
Compensation cost of employee share options	16,950	—
Share of the profit of associates and jointly controlled entities accounted for using the equity method	(332,517)	(300,431)
Impairment loss on available-for-sale financial assets	26,772	104,348
Impairment loss on goodwill	18,055	—
Provision for inventory and obsolescence	137,965	21,338
Impairment loss on property, plant and equipment	2,262	—
Impairment loss on investment properties	—	1,261,365
Loss (gain) on disposal of financial instruments	6,951	(67,992)
Loss (gain) on disposal or abandonment of property, plant and equipment	9,909	(4,542)
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(34,756)	17,851
Gain arising on adjustments for hedged available-for-sale financial assets	(63,566)	—
Valuation loss on hedging derivative liabilities, net	57,806	—
Valuation loss on hedging derivative assets, net	5,760	—
Gain on foreign exchange	(68,631)	(79,959)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	4,603	38,697
Trade notes and accounts receivable	674,216	(1,036,143)
Receivables from related parties	(7,501)	(30,945)
Inventories	(598,617)	285,093
Other current monetary assets	(527,227)	(248,288)
Prepayments	(3,409,982)	(3,200,911)
Other current assets	740,238	(927,405)
Increase (decrease) in:
Trade notes and accounts payable	(1,875,442)	(1,208,822)
Payables to related parties	(300,594)	(12,745)
Other payables	(3,622,071)	(4,321,714)
Provisions	18,852	2,482
Advance receipts	(88,206)	(172,122)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	For the Six Months Ended June 30
	2013 (Unaudited)	2012 (Unaudited)

Other current liabilities	$(32,697)	$113,790
Deferred revenue	(41,617)	(223,993)
Accrued pension liabilities	130,033	58,196

Cash generated from operations	31,234,536	30,015,101
Interest paid	(22,264)	(10,974)
Income tax paid	(3,312,033)	(3,592,326)

Net cash provided by operating activities	27,900,239	26,411,801

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	—	(29,548)
Proceeds from disposal of designated financial assets at fair value through profit or loss	—	18,461
Acquisition of available-for-sale financial assets	(1,797,652)	(4,040,665)
Proceeds from disposal of available-for-sale financial assets	1,341,910	1,290,241
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(17,729,546)	(7,000,139)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	33,820,230	40,752,353
Acquisition of held-to-maturity financial assets	—	(2,253,632)
Proceeds from disposal of held-to-maturity financial assets	1,570,692	1,200,896
Capital reduction of available-for-sale financial assets	18,000	20,000
Proceeds from disposal of hedging derivative assets	9,635	—
Derecognition of hedging derivative liabilities	(84,133)	—
Acquisition of investments accounted for using equity method	(60,000)	(25,912)
Capital reduction of associates	16,387	—
Acquisition of property, plant and equipment	(15,586,069)	(14,228,424)
Proceeds from disposal of property, plant and equipment	35,847	20,005
Acquisition of intangible assets	(321,109)	(305,687)
Decrease (increase) in noncurrent assets	(1,451,126)	259,560
Interest received	334,297	417,469
Cash dividends received	361,115	40,150

Net cash provided by investing activities	478,478	16,135,128

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	227,292	431,068
Repayment of short-term loans	(143,900)	(475,000)
Repayment of long-term loans	(358,372)	(43,281)
Customers’ deposits refunded	(95,308)	(40,589)
Decrease in other noncurrent liabilities	(84,389)	(148,482)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	For the Six Months Ended June 30
	2013 (Unaudited)	2012 (Unaudited)

Proceeds from exercise of employee stock option granted by subsidiary	$30,072	$37,483
Dividends paid to noncontrolling interests	—	(832,162)

Net cash used in financing activities	(424,605)	(1,070,963)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	95,288	23,034

NET INCREASE IN CASH AND CASH EQUIVALENTS	28,049,400	41,499,000

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30,938,472	26,407,196

CASH AND CASH EQUIVALENTS, END OF PERIOD	$58,987,872	$67,906,196

The accompanying note is an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012

(In Thousands of New Taiwan Dollars)

1.	DISCLOSURE FOR FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Basis of the preparation of financial information under International Financial Reporting Standards

The consolidated financial statements for the six months ended June 30, 2013 are reported under International Financial Reporting Standards (“IFRSs”) as issued by International Accounting Standards Board (“IASB”). As the basis of the preparation, the Company complied with IFRS 1 “First-time adoption of International Financial Reporting Standards”.

b.	Based on IFRS 1 “First-time adoption of International Financial Reporting Standards”, when the Company first adopts IFRSs, the Company should apply the IFRSs to establish its accounting policies, to prepare its financial statements and make required adjustments retroactively to the transition date (January 1, 2012). IFRS 1 provided several optional exemptions. The main exemptions adopted by the Company were discussed as follows:

1)	Business combination

The Company elected not to apply IFRS 3 retrospectively to business combinations occurred on or before December 31, 2011.

2)	Share-based payment transactions

The Company elected not to apply IFRS 2 retrospectively to the share-based payment transactions which were granted and vested on or before December 31, 2011.

3)	Deemed costs

The Company elected to measure its revalued land at the date of transition to IFRSs at its revalued amount determined under accounting principles generally accepted in the Republic of China (“ROC GAAP”) as its deemed cost. The other property, plant and equipment, investment properties and intangible assets were measured at cost model under IFRSs.

4)	Employee benefits

The Company elected to recognize all unrecognized cumulative actuarial gains and losses as retained earnings as of January 1, 2012.

The impacts of the aforementioned optional exemptions were included in the following part d of “explanation for the adjustments of IFRSs transition”.

c.	Impacts after transition to IFRSs

Except for the following tables, please refer to Note 1 to the consolidated financial statement as of and for the three months ended March 31, 2013 for impacts on the consolidated financial statements after transition to IFRSs.

The impacts on the consolidated balance sheet and the consolidated statements of comprehensive income after transition to IFRSs are as follows:

1)	Reconciliation of consolidated balance sheet as of June 30, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Current assets	$122,241,957	$(397,750)	$(116,116)	$121,728,091	Current assets	4), 9), 15)
Investments accounted for using equity method	2,507,643	(30,064)	—	2,477,579	Investments accounted for using equity method	10), 12), 14)
Financial assets carried at cost	2,681,029	—	(2,681,029)	—	Financial assets carried at cost	15)
Available-for-sale financial assets	3,566,985	—	2,681,029	6,248,014	Available-for-sale financial assets	15)
Held-to-maturity financial assets	12,886,157	—	—	12,886,157	Held-to-maturity financial assets
Other monetary assets	1,000,000	—	(1,000,000)	—		15)
Property, plant and equipment	299,989,606	—	(6,308,567)	293,681,039	Property, plant and equipment	1), 2), 15)
		—	7,790,526	7,790,526	Investment properties	1), 2)
Intangible assets	6,085,136	(64,553)	14,120	6,034,703	Intangible assets	15)
Other assets	7,568,195	502,999	(362,803)	7,708,391	Other noncurrent assets	1), 2), 4), 5), 6), 15)

Total	$458,526,708	$10,632	$17,160	$458,554,500	Total

Current liabilities	$96,311,141	$2,419,890	$—	$98,731,031	Current liabilities	7), 8), 9), 14)
Noncurrent liabilities	10,391,353	2,486,656	112,146	12,990,155	Noncurrent liabilities	4), 5), 6), 7), 8)
Reserve for land value incremental tax	94,986	—	(94,986)	—		4)

Total liabilities	106,797,480	4,906,546	17,160	111,721,186	Total liabilities

Common stock	77,574,465	—	—	77,574,465	Common stock
Additional paid-in capital	169,541,368	(665,890)	—	168,875,478	Additional paid-in capital	6), 8), 11), 12), 13)
Retained earnings	94,265,816	1,588,267	—	95,854,083	Retained earnings	3), 5), 6), 7), 8), 9), 10), 11), 12), 13), 14)
Other adjustments	6,286,686	(5,724,796)	—	561,890	Other adjustments	3), 6), 10)

Total equity attributable to stockholders of the parent	347,668,335	(4,802,419)	—	342,865,916	Total equity attributable to shareholders of the parent
Minority interests in subsidiaries	4,060,893	(93,495)	—	3,967,398	Noncontrolling interests	5), 6), 10), 11), 14)

Total stockholders’ equity	351,729,228	(4,895,914)	—	346,833,314	Total shareholders’ equity

Total	$458,526,708	$10,632	$17,160	$458,554,500	Total

2)	Reconciliation of consolidated statement of comprehensive income for the six months ended June 30, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Net revenues	$109,605,871	$278,500	$—	$109,884,371	Revenues	7), 8), 9)
Operating costs	(70,094,878)	642	(557)	(70,094,793)	Operating costs	6), 7), 9), 16)

Gross profits	39,510,993	279,142	(557)	39,789,578	Gross profit
Operating expenses	(13,736,116)	78,926	20,209	(13,636,981)	Operating expenses	6), 7), 9), 11), 16)
	—	—	(1,256,823)	(1,256,823)	Other income and expense	16)

Income from operations	25,774,877	358,068	(1,237,171)	24,895,774	Income from operations
Non-operating income and losses	(403,299)	15,467	1,256,974	869,142	Non-operating income and expenses	3), 10), 12), 16)

Income before income tax	25,371,578	373,535	19,803	25,764,916	Income before income tax
Income tax expense	(4,023,735)	2,437,149	(19,803)	(1,606,389)	Income tax expenses	5), 14), 16)

Consolidated net income	$21,347,843	$2,810,684	$—	24,158,527	Net income

					Items that may be reclassified subsequently to profit or loss:
				552,538	Unrealized gain on available-for-sale financial assets
				(20,029)	Exchange differences arising from the translation of the foreign operations
				1,899	Share of exchange differences arising from the translation of the foreign operations of associates

				534,408	Total other comprehensive income

				$24,692,935	Total comprehensive income

3)	Reconciliation of consolidated statement of comprehensive income for three months ended June 30, 2012

		Adjustments
ROC GAAP		Differences in Recognitions and	Differences in	IFRSs
Items	Amount	Measurements	Presentations	Amount	Items	Notes

Net revenues	$54,187,577	$212,928	$—	$54,400,505	Revenues	7), 8), 9)
Operating costs	(33,472,449)	(41,136)	(284)	(33,513,869)	Operating costs	6), 7), 9), 16)

Gross profits	20,715,128	171,792	(284)	20,886,636	Gross profit
Operating expenses	(6,271,166)	36,097	19,936	(6,215,133)	Operating expenses	6), 7), 9), 11), 16)
	—	—	(1,261,578)	(1,261,578)	Other income and expense	16)

Income from operations	14,443,962	207,889	(1,241,926)	13,409,925	Income from operations
Non-operating income and losses	(905,257)	30,483	1,261,729	386,955	Non-operating income and expenses	3), 10), 12), 16)

Income before income tax	13,538,705	238,372	19,803	13,796,880	Income before income tax
Income tax expense	(2,069,169)	3,399,637	(19,803)	1,310,665	Income tax benefit	5), 14), 16)

Consolidated net income	$11,469,536	$3,638,009	$—	15,107,545	Net income

					Items that may be reclassified subsequently to profit or loss:
				436,906	Unrealized gain on available-for-sale financial assets
				17,051	Exchange differences arising from the translation of the foreign operations
				8,367	Share of exchange differences arising from the translation of the foreign operations of associates

				462,324	Total other comprehensive income

				$15,569,869	Total comprehensive income

d.	Explanation for the adjustments of IFRSs transition:

1)	Classification of investment properties

Under ROC GAAP, properties for lease were classified as property, plant and equipment and other assets; after transitions to IFRSs, owned-property for either rental revenue or capital appreciation should be classified as investment properties.

On June 30, 2012, the assets that met definitions of investment properties under IAS 40 “Investment Property” were reclassified from property, plant and equipment of $7,331,424 thousand, and other assets - idle assets of $459,102 thousand, to investment properties. The total amount of reclassification was $7,790,526 thousand.

2)	Classification of leased assets and idle assets

Under ROC GAAP, leased and idle assets were classified as other assets; after the transition to IFRSs, leased and idle assets were reclassified to property, plant and equipment or investment properties based on the nature of these assets.

The Company reclassified leased assets to property, plant and equipment and the amounts were $394,982 thousand as of June 30, 2012. Except for the abovementioned Item 1) which discussed the reclassification from idle assets to investment properties, the Company reclassified the remaining idle assets to property, plant and equipment amounting to $435,430 thousand as of June 30, 2012.

3)	Deemed costs of property, plant and equipment

The Company elected to apply the optional exemption in IFRS 1. The management measured land (classified as property, plant and equipment and investment properties under IFRSs) at its revalued amount, which was the carrying value under ROC GAAP, as deemed costs. As such, on January 1, 2012, the Company reclassified the unrealized revaluation increment (classified as stockholders’ equity) to retained earnings at the amount of $5,762,753 thousand. This reclassification did not affect total equity amount. The unrealized revaluation increment costs reclassified to retained earnings decreased by nil and $117 thousand, due to the partial disposal; and decreased by $2,054 thousand and $2,054 thousand due to impairment loss, for the three months and six months ended June 30, 2012, respectively. As a result, the carrying value of property, plant and equipment was at $5,760,582 thousand on June 30, 2012; gain on disposal decreased by nil and $117 thousand, and impairment loss increased by $2,054 thousand, for the three months and six months ended June 30, 2012, respectively.

4)	Classification of deferred income tax asset and liability, and valuation allowance

Under ROC GAAP, a deferred income tax asset and liability should be classified as current and noncurrent in accordance with the classification of its related asset or liability. When a deferred income tax asset and liability does not relate to an asset or liability, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled. However, under IFRSs, a deferred income tax asset and liability should be classified as noncurrent, and could not be offset. Deferred income tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax assets against current tax liabilities and they are levied by the same taxation authority on the same entity.

Under ROC GAAP, if it is more likely than not that deferred income tax assets will not be realized, the valuation allowances are provided to the extent. However, under IFRSs, deferred income tax assets are only recognized when it is more likely than not to be realized, and the valuation allowance is not used under IFRSs.

Based on the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, the reserve for land value incremental tax caused by revaluation of land is classified as long-term liabilities. Under IFRSs, if the Company elects to apply the IFRS 1 exemption and measure the revalued land using the carrying amount determined under ROC GAAP as its deemed cost, the related reserve for land value incremental tax should be classified as deferred income tax liabilities.

The Company reclassified its deferred income tax assets - current to noncurrent assets and the amounts was $116,116 thousand as of June 30, 2012. Further, deferred income tax liabilities, which were netted with deferred income tax assets under ROC GAAP, were reversed. As a result of such reversal, deferred income tax liabilities - noncurrent and deferred income tax assets - noncurrent increased by $17,160 thousand and reserve for land value incremental tax of $94,986 thousand was also reclassified as deferred income tax liabilities - noncurrent under IFRSs.

5)	Income tax

Based on IAS 12 “Income Taxes”, the income tax adjustments as a result of the transition to IFRSs are as follows: Deferred income tax assets increased by $518,439 thousand as of June 30, 2012; retained earnings increased by $509,574 thousand as of June 30, 2012; noncontrolling interests increased by $8,694 thousand as of June 30, 2012. Deferred income tax liabilities increased by $171 thousand as of June 30, 2012. For the three months ended June 30, 2012, due to the adjustment of deferred income tax assets and deferred income tax liabilities (decreased by $34,043 thousand in deferred tax assets and increased by $86 thousand in deferred income tax liabilities), income tax expense increased by $34,129 thousand. For the six months ended June 30, 2012, due to the adjustment of deferred income tax assets and deferred income tax liabilities (decreased by $68,300 thousand in deferred tax assets and increased $171 thousand in deferred income tax liabilities), income tax expense increased by $68,471 thousand.

6)	Employee benefits

Under ROC GAAP, net transaction obligation that was resulted from the first time adoption of SFAS No. 18, “Pension” should be amortized on a straight-line basis over the average remaining service life of active plan participants and recognized as net periodic pension cost. After the transition to IFRSs, the transitional rules in IAS 19, “Employee Benefits” was not applicable, thus the related amounts of net transaction obligation should be recognized at once and adjusted in retain earnings.

Under ROC GAAP, actuarial gains (losses) are recognized based on the corridor approach and the amounts are amortized over the average remaining service life of active plan participants. Under IFRSs, the Company elected to recognize pension gains (losses) arising from defined benefit plans as other comprehensive income immediately and subsequent reclassification to earnings is not permitted.

Furthermore, under ROC GAAP, the prior service costs should be recognized as an expense on a straight-line basis over the average remaining service life of active plan participants until the benefits become vested.

Under IFRSs, the newly-revised International Accounting Standard 19, “Employee Benefits” (“IAS 19”) required entities to accelerate the recognition of past service costs in profit or loss immediately. The Company earlier adopted the newly-revised IAS 19 from January 1, 2012

As a result of the aforementioned adjustments, other liabilities increased by $1,490,234 thousand as of June 30, 2012; other noncurrent assets decreased by $15,440 thousand as of June 30, 2012; retained earnings decreased by $1,454,917 thousand as of June 30, 2012; unrecognized net losses of pension decreased by $215 thousand as of June 30, 2012; noncontrolling interests decreased by $50,972 thousand as of June 30, 2012. For the three months ended June 30, 2012, pension cost decreased by $10,190 thousand which increased $85 thousand in operating costs and decreased $10,275 thousand in operating expenses. For the six months ended June 30, 2012, pension cost decreased by $20,378 thousand which increased $85 thousand in operating costs and decreased $20,463 thousand in operating expenses.

In addition, prior to Chunghwa’s privatization in 2005, the pension contributions were made according to the relevant regulations. After privatization, the pension obligations of retained employees that were civil employees and retired employees entitled to receive future monthly pension payments prior to privatization based on the “Labor Pension Act”, “Act of Privatization of Government-Owned Enterprises”, and “Enforcement Rules of Statute of Privatization of Government-Owned Enterprises” were borne by the government. The settlement impact upon privatization of $20,648,078 thousand derived according to the actuarial report under IAS 19 shall be retroactively adjusted from retained earnings to additional paid-in capital - privatization at the date of transition to IFRSs.

7)	Award credits (often known as “points”)

Under ROC GAAP, there’s no relevant guidance regarding award credits. After the transition to IFRSs, Chunghwa applied IFRIC 13, “Customer Royalty Program” retroactively. The award credit should be measured at its fair value and defer the recognition of revenue. When the customers redeem the points, the related revenues and costs shall be recognized. Such guidance replaced Chunghwa’s accounting policy that Chunghwa used to accrue expenses when the award credits were granted.

Accrued award credits liabilities (classified as other current liabilities) decreased by $110,065 thousand as of June 30, 2012; deferred award credits revenue (classified as noncurrent liabilities - deferred revenue) increased by $52,957 thousand as of June 30, 2012; retained earnings increased by $57,108 thousand as of June 30, 2012. The revenue decreased by $18,739 thousand, the marketing expenses decreased by $28,216 thousand and the operating cost increased by $6,936 thousand for the three months ended June 30, 2012. The revenue decreased by $28,715 thousand, the marketing expenses decreased by $53,768 thousand and the operating cost increased by $13,739 thousand for the six months ended June 30, 2012.

8)	Recognition of revenue from providing fixed line connection service

Prior to incorporation and privatization, according to the laws and regulations applicable to state-owned enterprises in Taiwan, Chunghwa recorded revenue from providing fixed line connection service at the time the service was performed. Upon incorporation, net assets greater than capital stock was credited as additional paid-in-capital. Part of additional paid-in-capital was from unearned revenues relating to connection fees as of that date. Upon privatization, unearned revenue generated from one-time connection fees was deferred at the time of service performed and recognized as revenue over time as the service is continuously performed in accordance with ROC GAAP.

Under IFRSs, following the revenue recognition guidance, the above service revenue should be treated as deferred income and recognized over the time when the service is continuously provided.

Chunghwa retrospectively adjusted the deferred income of $1,552,730 thousand as of June 30, 2012, by decreasing retained earnings and increasing the deferred revenue from providing fixed line connection service ($533,244 thousand was classified as other current liabilities; $1,019,486 thousand was classified as noncurrent liabilities - deferred revenue as of June 30, 2012). Unappropriated earnings increased and the additional paid-in-capital decreased by $18,486,974 thousand as of June 30, 2012. For the three months ended June 30, 2012, revenue from providing fixed line connection service increased by $186,543 thousand. For the six months ended June 30, 2012, revenue from providing fixed line connection service increased by $373,086 thousand.

9)	Recognition of construction contract revenue

The construction contracts did not meet the criteria in IFRIC 15; therefore IAS 11 “Construction Contracts” does not apply. The Company could only recognize the revenues when the projects are completed and sold out based on IAS 18, “Revenue”. Due to the reasons mentioned above, the Company reversed the revenue that was recognized based on percentage completion method, and recognize the related revenue, cost and expense when the project is completed in 2012.

Inventories decreased by $443,444 thousand as of June 30, 2012; deferred marketing expenses (classified as other current assets) increased by $45,694 thousand as of June 30, 2012; accrued expenses (classified as other current liabilities - accrued expense) decreased by $2,457 thousand as of June 30, 2012; retained earnings were decreased by $395,293 thousand as of June 30, 2012. The construction revenue increased by $45,124 thousand, the construction cost increased by $34,115 thousand and the marketing expenses increased by $3,452 thousand for the three months ended June 30, 2012. The construction revenue decreased by $65,871 thousand, the construction cost decreased by $14,466 thousand and the marketing expenses decreased by $3,637 thousand for the six months ended June 30, 2012.

10)	Equity method investments

Associates and jointly controlled entities are accounted for using equity method upon the Company’s transition to IFRSs, the main adjustment includes employee benefit and share-based payments, etc. As a result, long-term investments decreased by $10,562 thousand as of June 30, 2012; retained earnings decreased by $40,202 thousand as of June 30, 2012; unrecognized net loss of pension decreased by $35,571 thousand as of June 30, 2012; noncontrolling interests decreased by $5,931 thousand as of June 30, 2012. Investment income from associates and jointly controlled entities that accounted for using equity method increased by $1,004 thousand for the three months ended June 30, 2012 and decreased by $623 thousand for the six months ended June 30, 2012, respectively.

11)	Share-based payment transactions

Part of the employee stock options granted by subsidiary was not vested on the transition date. Therefore, the subsidiary should apply IFRS 2, “Share-based Payment” retroactively. Under IFRSs, paid-in capital - employee stock option recognized by subsidiary does not belong to the equity attributable to parent company, instead it should be accounted as noncontrolling interests. As of June 30, 2012, retained earnings decreased by $1,156 thousand, and noncontrolling interests increased by $1,657 thousand and paid-in capital - equity in additional paid-in capital reported by equity-method investees decreased by $501 thousand. For the three months and six months ended June 30, 2012, the compensation cost under general and administrative expense both decreased by $1,058 thousand.

12)	Subscription of associates/subsidiaries new shares and adjustments of paid-in capital reported related to equity-method investees

When an investee issues new shares and existing shareholders do not subscribe new shares at their respective proportion in share holdings, this would result in changes in the investor’s shareholdings of the equity method investee. According to the Statements of Financial Accounting Standards (“SFAS”) No. 5 “Long-term Investments under Equity Method” under ROC GAAP, as there are changes in the net assets value of the equity method investee attributable to the investor, the investor shall reflect such changes by adjusting additional paid-in capital and long-term investments. However, under IFRSs, if the changes do not cause the investor to lose significant influence over associates, the change shall be treated as a deemed disposal with the related gain or loss recognized in earnings. If the changes do not cause the investor to lose control over subsidiaries, the change shall be treated as equity transactions. In addition, the Company complied with the IFRSs FAQs published by the Taiwan Stock Exchange, and reclassified the paid-in capital which did not meet the definitions under IFRSs or the Company Act and Regulations of Ministry of Economic Affairs to retained earnings. The Company reclassified such paid-in capital of $28,317 thousand to retained earnings, retained earnings increased by $27,942 thousand and long-term investment decreased by $375 thousand as of June 30, 2012. Gain on disposal of financial instruments both increased by $1,112 thousand for the three months and six months ended June 30, 2012.

13)	Prepaid cards

Prior to incorporation and privatization, Chunghwa was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, revenue from selling prepaid phone cards was recognized at the time of sale by Chunghwa. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from prepaid cards as of that day. Upon privatization, unearned revenue generated from prepaid cards was deferred at the time of sale and recognized as revenue as consumed in accordance with ROC GAAP.

Under IFRSs, revenue from prepaid cards is deferred at the time of sale and recognized as revenue as consumed.

The amount of reclassification from additional paid-in capital to unappropriated earnings was $2,798,176 thousand as of June 30, 2012.

14)	10% tax on unappropriated earnings

In the Republic of China (“ROC”), a 10% tax is imposed on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries). Under ROC GAAP, the Company records the 10% tax on unappropriated earnings upon the resolution of the following stockholders’ meeting.

Under IFRSs, the 10% tax on unappropriated earnings is accrued during the period the earnings arise and adjusted to the extent that distributions are approved by the stockholders in the following year.

Current tax liabilities increased by $1,999,168 thousand as of June 30, 2012; retained earnings decreased by $1,944,749 thousand as of June 30, 2012; noncontrolling interests decreased by $54,419 thousand as of June 30, 2012. Income tax expenses decreased by $3,433,766 thousand for the three months ended June 30, 2012 and decreased by $2,505,620 thousand for the six months ended June 30, 2012.

The aforementioned 10% tax on un-appropriate earnings is also applicable to the underlying investees whom the company invested and accounted for using equity method. And, as a result, investments accounted for using equity method decreased by $19,127 thousand as of June 30, 2012; retained earnings decreased by $14,964 thousand as of June 30, 2012; noncontrolling interests decreased by $4,163 thousand as of June 30, 2012. Share of the profit of associates and jointly controlled entities accounted for using the equity method increased by $30,421 thousand for the three months ended June 30, 2012 and increased $17,149 thousand for the six months ended June 30, 2012.

15)	Presentation of consolidated balance sheets

a)	Piping fund

As part of the government’s effort to upgrade the existing telecommunications infrastructure project, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. Based on the terms of Construction Funding Agreement, if the Piping Fund project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. In order to conform to the presentation of the financial statements under IFRSs, the fund was reclassified as other noncurrent assets.

b)	Time deposits with maturities of more than three months

Under ROC GAAP, cash and cash equivalents includes time deposits that are cancellable but without any loss of principal. Under IFRSs, cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of three months or less from the date of acquisition.

Time deposits and negotiable certificate of deposits with maturities of more than three months held by the Company were $7,230,146 thousand as of June 30, 2012. In order to conform to the presentation of the financial statements under IFRSs, such amounts were reclassified from cash to other monetary assets - current.

c)	Deferred expense

The deferred expense, which was classified as other assets under ROC GAAP, was reclassified based on its nature under IFRSs. Deferred expenses relating to decoration construction projects and advertisement signboard, etc. were reclassified as property, plant and equipment of $169,260 thousand as of June 30, 2012. Deferred expenses relating to computer software were reclassified as intangible assets of $14,120 thousand as of June 30, 2012.

d)	Assets held for disposal

The property, plant and equipment classified as held for disposal (included in other assets - others) under ROC GAAP, was reclassified based on its nature under IFRSs. Assets held for disposal were reclassified as property, plant and equipment of $23,185 thousand as of June 30, 2012.

e)	Reclassification of financial assets carried at cost

Based on the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, stocks held by the Company which were not listed in Taiwan Stock Exchange or were not trading in the GreTai Securities Market and the Company did not have significant influence over these investees were classified as financial assets carried at cost. After transition to IFRSs, financial assets carried at cost were designated as available-for-sale financial assets. Financial assets carried at cost were reclassified as available-for-sale financial assets of $2,681,029 thousand as of June 30, 2012.

16)	Presentation of consolidated statements of comprehensive income

After the transition to IFRSs, the consolidated statement of comprehensive income includes net income and other comprehensive income. Further, certain accounts were reclassified to conform to the presentation of the financial statements under IFRSs.

17)	Summary of material adjustments of cash flow statements

Under ROC GAAP, collection and payment of interest and collection of dividends were classified as operating activity; payment of dividends was classified as financing activity. Further, for cash flow statement prepared using the indirect method, cash payment of interest expense is required for supplemental disclosure. Based on IAS 7 “Cash Flow Statement”, collection and payment of interest and dividends were disclosed separately with consistency for each period and classified as operating activity, investing activity or financing activity.